Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, Texas 77070

November 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re: Registration Statement on Form S-1 (File No. 333-250092) of Independence Contract Drilling, Inc.

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 11:00 a.m., Washington, D.C. time, on Tuesday, December 1, 2020, or as soon thereafter as practicable.

Very truly yours,

Independence Contract Drilling, Inc.

By:	/s/ Philip A. Choyce
Name:	Philip A. Choyce
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary